UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 6, 2009

Via U.S. Mail

Clarence Otis, Jr.
Chairman and Chief Executive Officer
Darden Restaurants, Inc.
5900 Lake Ellenor Drive
Orlando, Florida 32809

      Re: Darden Restaurants, Inc.
             Form 10-K for the Fiscal Year Ended
             May 25, 2008
             Filed July 17, 2008
             File No. 001-13666

Dear Mr. Otis:

      We have completed our review of your Form 10-K for the fiscal year ended May 25, 2008 and have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314.

                    Sincerely,

                    Daniel Morris
                    Attorney-Advisor

cc: Cindy Swinson, Esq.
      Via Facsimile: (407) 241-5996